Exhibit 8.1

List of Subsidiaries of JX Luxventure Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Hongri International Holdings Limited	British Virgin Islands
Roller Rome Limited	British Virgin Islands
France Cock (China) Limited	Hong Kong
Vast Billion Investment Limited	Hong Kong
Hongri (Fujian) Sports Goods Co., Ltd.	PRC
Anhui Kai Xin Apparel Co. Ltd.	PRC
Flower Crown Holding	Cayman Islands
Flower Crown (China) Holding Group Co., Limited	Hong Kong
Kim Hyun Technology (Tianjin) Co., Ltd	PRC
Jin Xuan (Hainan) Holding Co, Ltd.	PRC
Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd.	PRC
Beijing Heyang International Travel Service Co., Ltd.	PRC